Hume, Kieran Inc.
Investor Relations Counsel

HUME, KIERAN

The Lumsden Building
6 Adelaide Street East
9th Floor
Toronto, ON M5C 1H6

Tel: (416) 868-1079
Fax: (416) 868-6198
Email: hki@humekieran.on.ca
www.humekieran.on.ca

02049891

File No: 82-4478

Thursday, September 5 2002

Paul Dudek
S.E.C. - International Corporate Finance
450 Fifth Street NW
Mail Stop 3 - 9
Washington, DC 20549
U.S.A.

SUPPL

02 SEP 11 PM 12:54

Dear Mr. Dudek:

Herewith a release from Canadian Western Bank, dated September 5, 2002 for filing as required by Rule 12g3-2(b):

CANADIAN WESTERN BANK REPORTS Q3; STRONG IMPROVEMENT OVER Q2; CONTINUES SOLID ASSET GROWTH; STRONG CREDIT QUALITY

Kind regards,

Brenda Orser

Brenda Orser
Senior Associate

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

CC: Tracey Ball, Sr. Vice President & CFO and Diane Davies, Sr. AVP & Chief Accountant

Attachment (11 pages)

dlw 9/17

CANADIAN WESTERN BANK

02 SEP 11 10:54

For Immediate Release: Thursday, September 5, 2002

CANADIAN WESTERN BANK REPORTS Q3; STRONG IMPROVEMENT OVER Q2; CONTINUES SOLID ASSET GROWTH; STRONG CREDIT QUALITY

Edmonton, September 5 – Canadian Western Bank (TSX:CWB) today announced results for the third quarter ended July 31, 2002 and recorded strong profitable growth compared with the previous quarter.

Third quarter 2002 financial highlights

- Net income was $8.06 million compared with $8.23 million for the third quarter last year. Diluted earnings per share were $0.58 ($0.64 basic) compared with $0.59 ($0.66 basic) a year ago.
- Compared to the second quarter of 2002, net income for the third quarter increased 25% from $6.43 million and the corresponding diluted earnings per share increased 23% from $0.47 ($0.51 basic).
- Return on equity and return on assets were 12.0% and 0.89% respectively, compared with 13.6% and 1.00% last year.
- Year-to-date net income totalled $21.89 million, a modest increase from $21.84 million for the same period last year and the corresponding diluted earnings per share were $1.58 ($1.73 basic) compared with $1.66 ($1.85 basic) last year.
- Excluding the unusual tax expense[1] recorded in fiscal 2001, quarterly and year-to-date net income from operations in 2002 decreased 5% compared with the same periods in 2001. The related quarterly and year-to-date diluted earnings per share decreased 5% and 9% respectively.
- As anticipated, increases in short-term interest rates since mid April had a positive effect on net interest margin in the third quarter. In addition, a one-time income item boosted spread by an additional 11 basis points in the quarter. The net interest margin on a taxable equivalent basis[2] ("teb") was 2.72% this quarter (2.61% excluding one-time item) compared with 2.47% in the second quarter and 2.67% for the third quarter last year.
- Credit quality remained strong and stable. The provision for credit losses was 0.26% of average loans in the third quarter compared with 0.23% one year ago.
- The efficiency ratio (teb) was 49.1% this quarter, significantly improved from 54.5% in the second quarter and the same as the third quarter last year. The improvement from the second quarter reflects the increased net interest margin and three additional income producing days this quarter.
- The provision for income taxes (teb) (excluding the unusual income tax expense in 2001) increased $1.6 million or 43% compared with the third quarter last year. The estimated annual effective tax rate has increased to approximately 36% this year (38% teb) compared with 33% last year (excluding the unusual income tax expense).

Larry Pollock, President and CEO said that it is particularly gratifying that the Bank is achieving continued strong loan generation, up about 12% from last year, while limiting loan loss expense to a quarter of the industry experience. He noted also that net interest margins improved markedly from the previous quarter mainly as a consequence of increases in interest rates this year to date.

In addition to the substantial organic growth achieved to date, two specific transactions have been completed that will generate future growth. Late in the quarter, wholly-owned Canadian Western Trust entered into an agreement to assume trustee and back office services for a recently purchased block of self-directed accounts. Subsequent to the quarter, CWB purchased the majority of the mid market business loans and related deposit accounts of Laurentian Bank of Canada's Commercial Banking Centre in Vancouver.

Mr. Pollock said the Bank's outlook for the balance of the year and beyond remains buoyant. He noted that he had visited the majority of CWB's 27 branches in recent months to obtain a first-hand sense of the economic climate in Western Canada and that the region remains strong.

---

[1] The unusual tax expense in fiscal 2001 related to the write-down of future income tax assets to reflect the reductions in future income tax rates as further explained on page 7 of this report.

[2] Taxable equivalent basis (teb) is defined on page 7 of this report.

2300, 10303 Jasper Avenue, Edmonton, AB T5J 3X6 • Telephone: (780) 423-8888 • Fax: (780) 423-8897 • Website: www.cwbank.com

Year-to-date performance

Given the challenges of a record low interest rate environment combined with a significant increase in the annual effective income tax rate our overall financial performance has been solid in fiscal 2002. The business plan remains focused on growing the core business in a cost effective manner while maintaining strong underlying credit quality.

Highlights:

- 12% growth in loans year over year;
- strong credit quality with no material exposure outside Canada or in the telecommunications or high-tech sectors;
- loan loss provisioning of 0.26% which compares very favourably with the Canadian banking industry average;
- 16% growth year over year in branch generated retail deposits which reached $1.8 billion with an improved component of lower cost demand and notice deposits in the mix;
- 46% growth ($762,000) in trust services fees year over year;
- the best efficiency ratio among Canadian banks; and
- strong capital ratios with a Tier 1 component of 9.1% and total ratio of 12.0%.

Canadian Western Trust

The increase in fee income in Canadian Western Trust reflects growth of 13% in the number of self-directed RRSP and RRIF accounts and an increase of 27% in assets under administration from one year ago. At the end of the third quarter, the Trust announced that it had been appointed by Partners in Planning Financial Services Ltd. of Regina, Saskatchewan to assume trustee and back office services for a recently purchased block of self-directed accounts. The transfer of accounts will result in increases in both fee income and lower cost notice deposits as well as potential opportunities to build additional business through this strategic partnership with Canada's largest independent mutual fund dealer.

Portfolio Purchase

Subsequent to quarter end CWB announced the acquisition of the majority of the mid market business loan and related deposit accounts of Laurentian Bank of Canada's Vancouver Commercial Banking Centre. The accounts involved fit well in our lending niche and represent diversified mature risks consistent with our credit culture.

Stock based compensation

Accounting for the cost of stock options has been a frequent and hotly debated topic of public discussion. The new standard on accounting for stock based compensation will be applicable in fiscal 2003 and the Bank will commence the recognition of compensation expense, as encouraged by the new standard, for stock options granted after October 31, 2002. If an expense had been recognized for the stock options granted in fiscal 2002, the reduction in diluted earnings per share for fiscal 2002 would be approximately $0.03 per share.

Thinking Western

High profile corporate failures and malfeasance continued to dominate the business news throughout the third quarter and raised further concerns for investors over the accuracy of published financial information. Canadian Western Bank has in place a strong system of internal controls and a diligent and consistent financial reporting process. Since the inception of the Bank, the Audit Committee and Board of Directors have reviewed quarterly and annual financial results prior to their public release and the external auditors have been closely involved in the financial reporting process with the Audit Committee in their oversight governance role.

In a business environment recently marked by so much negative news and uncertainty, the Bank has kept its commitment of maintaining strong, steady, profitable growth and quality financial reporting. One of the keys to our ability to continue to deliver on this commitment is our Think Western culture. At Canadian Western Bank and Trust "Thinking Western" translates into the traditional and proven values of friendly and individual service and straightforward business practices. These values are the foundation of the Bank's success.

Management's Analysis of Operations and Financial Condition (MD&A) for the quarter follows. A more complete discussion of the Bank's business and strategies can be found in the MD&A in the Bank's 2001 Annual Report. We also encourage you to visit the Bank's website (www.cwbank.com) for access to other quarterly information.

Q3 Conference Call

CWB conference call (listen only mode)
Friday, September 6, 2002 at 11:00 am EDT (9:00 am mountain time); 416-640-4127
Or toll-free 1-888-881-4892; broadcast live on the Bank's website, www.cwbank.com
The webcast will be archived for 60 days.
Phone replay numbers, archived for two weeks,
(available from Friday, September 6, 1:00pm EDT to Friday, September 20, 12:00 midnight EDT) are:
416-640-1917 or toll-free 1-877-289-8525; passcode is 198380#

Canadian Western Bank offers highly personalized service through its 27 branch locations and is the only Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank specializes in commercial loans, energy loans, construction and real estate project financing, and industrial equipment financing. Retail services include a competitive range of mortgages, consumer loans and deposit products. Canadian Western Trust provides trust services to independent financial advisors, corporations and individuals. A varied range of products and services are offered, including self-directed RRSPs and RRIFs, corporate and group trust services, and commercial real estate financing.

The common shares and the convertible debentures of Canadian Western Bank are listed on the Toronto Stock Exchange under the respective trading symbols of "CWB" and "CWB.DB.A". For more information see company web site at www.cwbank.com.

From time to time we make written and verbal forward-looking statements about the objectives and strategies, operations and financial results of Canadian Western Bank. These may be included in the Annual Report, filings with regulators, reports to shareholders and other communications. These forward-looking statements are inherently subject to risks and uncertainties beyond the Bank's control, including, but not limited to, fluctuations in interest rates and currency values, changes in economic and political conditions, legislative or regulatory developments, technological developments and competition. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements and the reader is therefore cautioned not to place undue reliance on these statements.

- 30 -

FOR FURTHER INFORMATION PLEASE CONTACT:

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Phone: (780) 423-8888

Jon W. Kieran, Investor Relations
Hume, Kieran Inc.
Phone: (416) 868-1079
Email: jon@humekieran.com

If you would prefer to receive press releases via email please contact Brenda Orser (brenda@humekieran.com)

Advisory

From time to time we make written and verbal forward-looking statements about the objectives and strategies, operations and financial results of Canadian Western Bank. These may be included in the Annual Report, filings with regulators, reports to shareholders and other communications. These forward-looking statements are inherently subject to risks and uncertainties beyond the Bank's control, including, but not limited to, fluctuations in interest rates and currency values, changes in economic and political conditions, legislative or regulatory developments, technological developments and competition. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements and the reader is therefore cautioned not to place undue reliance on these statements.

MANAGEMENT'S ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

Management's analysis of operations and financial condition ("MD&A") should be read in conjunction with the Interim Unaudited Consolidated Financial Statements for the period ended July 31, 2002, included herein, and the Audited Consolidated Financial Statements and MD&A for the year ended October 31, 2001 included in the 2001 Annual Report on pages 31 through 69. Except as discussed below, all other factors discussed and referred to in the MD&A included in the 2001 Annual Report remain substantially unchanged.

OVERVIEW

In evaluating the Bank's performance, management analyzes reported net income (as reported in the Consolidated Statement of Income) as well as net income from operations which is adjusted to exclude unusual items (as described in more detail on page 31 of the MD&A in the 2001 Annual Report). There were no unusual items in the first three quarters of 2002. Net income from operations in 2001 excludes non-cash tax expense of $1 million in the first quarter and $0.25 million in the third quarter related to the write-down of future income tax assets to reflect reductions in future tax rates.

Reported net income for the third quarter of 2002 was $8.06 million, a decrease of 2% from $8.23 million for the third quarter last year and an increase of 25% compared to $6.43 million for the previous quarter. Diluted earnings per share were $0.58 ($0.64 basic) this quarter compared to $0.59 ($0.66 basic) one year ago and $0.47 ($0.51 basic) in the previous quarter. Return on shareholders' equity and return on assets were 12.0% and 0.89% respectively compared to 13.6% and 1.00% for the same quarter last year and 10.1% and 0.76% in the previous quarter.

Reported net income for the nine months ended July 31, 2002 was $21.89 million, virtually unchanged from $21.84 million for the same period last year. Diluted earnings per share were $1.58 ($1.73 basic) this year compared to $1.66 ($1.85 basic) a year ago. The year-to-date earnings per share comparisons include the effect of the equity issue in April 2001. Return on shareholders' equity and return on assets were 11.2% and 0.83% respectively, compared to 13.5% and 0.92% last year.

Excluding the unusual tax expense recorded in fiscal 2001, quarterly and year-to-date net income from operations in 2002 decreased 5% compared with the same periods in 2001. The related quarterly and year-to-date diluted earnings per share decreased 5% and 9% respectively.

NET INTEREST INCOME

Continued strong loan generation is reflected in the increase of 10% in average interest earning assets from one year ago. Net interest income (teb) increased 12% over the same quarter last year. The net interest margin was 2.72% this quarter compared to 2.47% last quarter and 2.67% one year earlier.

The increase in short-term interest rates in the third quarter was the main contributor to the improved net interest margin. In addition, approximately 11 basis points of the increased margin represents the realization of a deferred loan premium. The fourth quarter net interest margin is expected to be relatively consistent with the normalized margin of 2.61% in the third quarter. The yield on the investment portfolio was 3.68% this quarter, the same as in the previous quarter and down from 5.21% for the same quarter last year.

CREDIT QUALITY

Credit quality remained strong. Net impaired loans as a percentage of total loans were 0.21% this quarter, compared to 0.10% at the end of the previous quarter and 0.13% one year ago. Gross impaired loan formations totalled $5.4 million in the third quarter. A number of accounts were finalized in the quarter which resulted in full recoveries but were offset by two new impaired loans totalling approximately $11 million. Both of these accounts are anticipated to be full recoveries once the workouts are complete.

The allowance for credit losses at July 31, 2002 totalled $30.2 million. Of this amount, $7.3 million was allocated to specific provisions, compared with $7.2 million in the previous quarter. The general allowance was $22.9 million, up from $22.2 million at April 30, 2002. Relative to risk-weighted assets, the general allowance was 0.77% compared with 0.76% for the previous quarter and 0.79% one year ago.

The provision for credit losses for the third quarter was $1.94 million, consistent with the previous two quarters and compared to $1.52 million in each of the four quarters last year. The increase in the provision from last year reflects expected growth in the loan portfolio. The annual provision for credit losses is estimated to be approximately 26 basis points of average loans, compared to 23 basis points last year. Net new specific provisions (i.e. excluding the increase in the general allowance for credit risk) are estimated to be 21 basis points of average loans for fiscal 2002. This level of provisioning is consistent with initial expectations for the year and compares very favourably with the Canadian banking industry average which is four times greater for the first nine months of fiscal 2002.

OTHER INCOME

Other income was $5.8 million, an increase of 10% over the same quarter last year. Credit related fees contributed much of the growth with an increase of $764,000 or 28% over the third quarter last year. Trustee fees continue to be a strong growth area this year and have increased $286,000 or 57% compared to the same quarter last year. The decrease in the "other" caption quarter over quarter relates to net gains on securities sales which totalled $106,000 this quarter (year-to-date $2.0 million) compared to $811,000 for the third quarter last year (year-to-date $1.6 million). Gains in the fixed income securities portfolio arose from the reductions in market interest rates and were realized this year to offset the effect of the decline in net interest margin in the first two quarters of 2002. Unrealized gains in the securities portfolio totalled $2.2 million at July 31, 2002 compared with $278,000 one year ago and an unrealized loss of $537,000 at April 30, 2002.

NON-INTEREST EXPENSES

Non-interest expenses were $14.6 million, an increase of $1.5 million or 11%, over the same quarter last year. The increase is primarily due to growth including new branch initiatives. The efficiency ratio improved to 49.1% this quarter from 54.5% in the second quarter and is the same as the third quarter last year. The improvement in this ratio, compared to the second quarter, primarily reflects the impact of higher net interest income due to an increased net interest margin and three more days in the quarter. The efficiency ratio for the nine months ended July 31, 2002 was 50.6%, consistent with 50.5% for the same period last year.

INCOME TAXES

The estimated effective annual tax rate is approximately 36% (38% teb) compared to an effective rate of 33% in fiscal 2001, excluding the $1.25 million unusual tax expense recorded in 2001.

BALANCE SHEET

Total assets grew 9% from one year ago to reach $3,670 million while total loans increased 12% over the same period to $3,088 million. Loan growth, excluding securities purchased under resale agreements was $68 million or 2% during the quarter. New loan generation remained strong in the third quarter but the growth was reduced by a number of large payouts partly arising from companies that were sold. Branch-generated deposits of $1,770 million increased 16% compared to July 31, 2001 balances while lower cost demand and notice deposits showed a substantial increase of 26% from one year ago. There are no intangibles or goodwill recorded in the balance sheet.

Off-balance sheet assets include trust assets under administration which increased to $1,085 million this quarter, up 27% from one year ago and 5% from the previous quarter. Other off-balance sheet items relate to industry standard credit instruments (guarantees and standby letters of credit and commitments to extend credit) and financial instruments (primarily interest rate swaps) used to reduce the risk from changing market prices. More detailed information on the nature of these off-balance sheet financial instruments is provided in Notes 12(a) and 16 of the 2001 Annual Report. The Bank has no special purpose entities.

CAPITAL FUNDS

Capital funds, consisting of subordinated debentures and shareholders' equity, reached $332 million at July 31, 2002, compared to $327 million last quarter and $311 million one year ago. Retained earnings, net of dividends, and proceeds from the exercise of options accounted for the increase in capital funds year over year and were offset by the redemption of a conventional subordinated debenture at its face value of $5 million in the second quarter. In the third quarter a conventional debenture issued in the amount of $3 million was renegotiated to mature in June 2012. Subsequent to quarter end a second $5 million conventional debenture was redeemed at its face value.

Book value at July 31, 2002 was $21.36 per share compared to $19.43 one year ago. The capital adequacy ratio, the ratio of regulatory capital to risk-weighted assets, was strong with a Tier 1 component of 9.1% and a total ratio of 12.0%, unchanged from last quarter and compared to 9.2% and 12.4% one year ago. Giving effect to the debenture redemption subsequent to quarter end the total capital ratio would have remained strong at 11.8%. The Tier 1 capital is of the highest quality, comprised entirely of common share capital and retained earnings. The level of capital currently held allows the flexibility to pursue growth opportunities as they arise and with the high ratio of Tier 1 capital significant new growth can be financed by issuing Tier 2 capital only.

YEAR TO DATE PERFORMANCE COMPARED TO TARGETS

The performance targets established for this fiscal year are presented in the table below together with the actual financial performance for the first nine months of fiscal 2002 on an annualized basis. For the growth targets, performance is also shown for nine months year-to-date in fiscal 2002 compared to nine months year-to-date for the prior year.

The 2002 performance targets were set before the economics of the post September 11 environment, including the rapid decline in short-term interest rates, could be foreseen. Although the third quarter results show significant improvement over the second quarter and the expectation is for a solid fourth quarter it will not likely be enough to overcome the lower than expected results of the first six months. Hence the majority of the 2002 financial performance targets will not be achieved. Nevertheless fiscal 2002 is expected to finish on a positive note as overall financial performance has been solid given the record low interest rate environment and the credit challenges that have faced the banking industry in 2002.

	2002 Target	**Performance to July 2002 annualized**	**Performance 9 months 2002 versus 9 months 2001**
Net income before tax (teb) growth	12%	5%	5%
Net income growth	5%	(1%)	0%
Total revenue (teb) growth			
Excluding gains on security sales	12%	8%	7%
Including gains on security sales		8%	8%
Loan growth	14%	11%	12%
Credit losses			
Total provision for credit losses	0.25% or less	0.26%	
Net new specifics only		0.21%	
Efficiency ratio (teb)	50% or less	50.6%	
Return on assets	0.90% or greater	0.83%	

FINANCIAL HIGHLIGHTS

(unaudited) ($ thousands, except per share amounts)	For the three months ended July 31 2002	April 30 2002	July 31 2001	% change from July 31 2001	For the nine months ended July 31 2002	July 31 2001	% change from July 31 2001
Results of operations (teb) - Reported							
Net interest income	**$ 24,079**	$ 20,677	$ 21,563	11.7 %	**$ 66,750**	$ 63,206	5.6 %
Total revenues	**29,834**	25,809	26,805	11.3	**83,551**	77,573	7.7
Net income before provision for income taxes	**13,251**	9,807	12,119	9.3	**35,437**	33,864	4.6
Provision for income taxes	**5,187**	3,382	3,885	33.5	**13,552**	12,025	12.7
Net income	**8,064**	6,425	8,234	(2.1)	**21,885**	21,839	0.2
Return on common shareholders' equity	**12.0%**	10.1%	13.6%	(11.8)	**11.2%**	13.5%	(17.0)
Return on average total assets	**0.89%**	0.76%	1.00%	(11.0)	**0.83%**	0.92%	(9.8)
Earnings per common share							
Basic	**$ 0.64**	$ 0.51	$ 0.66	(3.0)	**$ 1.73**	$ 1.85	(6.5)
Diluted	**0.58**	0.47	0.59	(1.7)	**1.58**	1.66	(4.8)
Efficiency ratio	**49.1%**	54.5%	49.1%	0.0	**50.6%**	50.5%	0.2
Results of operations (teb) - Excluding unusual items (see explanation below)							
Net interest income	**$ 24,079**	$ 20,677	$ 21,563	11.7 %	**$ 66,750**	$ 63,206	5.6 %
Total revenues	**29,834**	25,809	26,805	11.3	**83,551**	77,573	7.7
Net income before provision for income taxes	**13,251**	9,807	12,119	9.3	**35,437**	33,864	4.6
Provision for income taxes	**5,187**	3,382	3,635	42.7	**13,552**	10,775	25.8
Net income from operations	**8,064**	6,425	8,484	(5.0)	**21,885**	23,089	(5.2)
Return on common shareholders' equity	**12.0%**	10.1%	13.9%	(13.7)	**11.2%**	14.2%	(21.1)
Return on average total assets	**0.89%**	0.76%	1.03%	(13.6)	**0.83%**	0.97%	(14.4)
Earnings per common share							
Basic	**$ 0.64**	$ 0.51	$ 0.68	(5.9)	**$ 1.73**	$ 1.96	(11.7)
Diluted	**0.58**	0.47	0.61	(4.9)	**1.58**	1.74	(9.2)
Efficiency ratio	**49.1%**	54.5%	49.1%	0.0	**50.6%**	50.5%	0.2
Per Common Share							
Dividends	**$ 0.20**	$ 0.00	$ 0.18	11.1 %	**$ 0.40**	$ 0.36	11.1 %
Book value	**21.36**	20.93	19.43	9.9	**21.36**	19.43	9.9
Closing market value	**25.00**	27.60	29.40	(15.0)	**25.00**	29.40	(15.0)
Common shares outstanding (thousands)	**12,655**	12,638	12,549	0.8	**12,655**	12,549	0.8
Balance Sheet and Off-Balance Sheet Summary							
Assets	**$ 3,669,836**	$ 3,553,615	$ 3,356,967	9.3 %			
Loans	**3,088,277**	2,986,363	2,768,507	11.6			
Deposits	**3,282,925**	3,172,148	2,973,117	10.4			
Debentures	**62,126**	62,126	67,126	(7.4)			
Shareholders' equity	**270,320**	264,527	243,830	10.9			
Assets under administration	**1,084,961**	1,035,156	855,032	26.9			
Capital Adequacy							
Tier 1 ratio	**9.1%**	9.1%	9.2%	(1.1) %			
Total ratio	**12.0%**	12.0%	12.4%	(3.2)			

Taxable Equivalent Basis (teb)

Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the Interim Consolidated Statement of Income) includes tax-exempt income on certain securites. Since this income is not taxable, the rate of interest or dividend received is significantly lower than would apply to a loan or security of the same amount. The taxable equivalent basis includes an adjustment that increases interest income and the provision for income taxes by an amount that adjusts the income on the tax-exempt securities to what income would have been had it been taxed at the statutory rate. Prior to fiscal 2002, tax-exempt security income was insignificant and no taxable equivalent adjustments were made.

Unusual Items

Net income from operations excludes unusual items relating to non-cash income tax expense which relate to the write-down of future income tax assets to reflect reductions in future income tax rates. There were no unusual items to date in fiscal 2002. In fiscal 2001 there was unusual tax expense of $1,000 in the first quarter and $250 in the third quarter. Management follows the banking industry practice of performing year-over-year comparisons on net income adjusted to exclude unusual items and on reported net income calculated in accordance with generally accepted accounting principles (GAAP). **Readers are cautioned that net income from operations does not have a standardized meaning under GAAP and may not be comparable to similar terms used by other companies.**

Earnings per Share

Diluted earnings per share for fiscal 2001 have been restated to reflect the required implementation of the new accounting standard on Earnings per Share (see note 2 on page 11 of this report).

INTERIM CONSOLIDATED STATEMENT OF INCOME

(unaudited) ($ thousands, except per share amounts)	For the three months ended July 31 2002	 April 30 2002	 July 31 2001	% change from July 31 2001	For the nine months ended July 31 2002	 July 31 2001	% change from July 31 2001
Interest Income							
Loans	$ **49,565**	$ 45,223	$ 52,838	(6.2)%	$ **142,726**	$ 158,247	(9.8)%
Securities	**2,674**	2,276	3,531	(24.3)	**8,143**	10,615	(23.3)
Deposits with regulated financial institutions	**789**	789	2,097	(62.4)	**2,592**	7,166	(63.8)
	53,028	48,288	58,466	(9.3)	**153,461**	176,028	(12.8)
Interest Expense							
Deposits	**28,720**	27,261	35,898	(20.0)	**85,585**	109,839	(22.1)
Debentures	**922**	946	1,005	(8.3)	**2,865**	2,983	(4.0)
	29,642	28,207	36,903	(19.7)	**88,450**	112,822	(21.6)
Net Interest Income	**23,386**	20,081	21,563	8.5	**65,011**	63,206	2.9
Provision for credit losses	**1,935**	1,935	1,524	27.0	**5,805**	4,572	27.0
Net Interest Income after Provision for Credit Losses	**21,451**	18,146	20,039	7.0	**59,206**	58,634	1.0
Other Income							
Credit related	**3,485**	2,571	2,721	28.1	**8,598**	7,716	11.4
Retail services	**1,015**	917	874	16.1	**2,872**	2,504	14.7
Trust services	**787**	813	501	57.1	**2,428**	1,666	45.7
Other	**468**	831	1,146	(59.2)	**2,903**	2,481	17.0
	5,755	5,132	5,242	9.8	**16,801**	14,367	16.9
Net Interest and Other Income	**27,206**	23,278	25,281	7.6	**76,007**	73,001	4.1
Non-interest Expenses							
Salaries and employee benefits	**8,959**	8,308	7,617	17.6	**25,233**	22,597	11.7
Premises and equipment	**2,693**	2,690	2,631	2.4	**8,105**	7,503	8.0
Other expenses	**2,606**	2,697	2,482	5.0	**7,850**	7,704	1.9
Provincial capital taxes	**390**	372	432	(9.7)	**1,121**	1,333	(15.9)
	14,648	14,067	13,162	11.3	**42,309**	39,137	8.1
Net Income before Provision for Income Taxes	**12,558**	9,211	12,119	3.6	**33,698**	33,864	(0.5)
Provision for income taxes (Note 3)	**4,494**	2,786	3,885	15.7	**11,813**	12,025	(1.8)
Net Income	$ **8,064**	$ 6,425	$ 8,234	(2.1)%	$ **21,885**	$ 21,839	0.2
Average number of common shares outstanding	**12,650,379**	12,625,266	12,496,879	1.2 %	**12,619,840**	11,802,453	6.9 %
Average number of diluted common shares (Note 2)	**14,762,579**	14,795,623	14,740,424	0.2 %	**14,792,352**	14,103,526	4.9 %
Earnings per Common Share							
Basic	$ **0.64**	$ 0.51	$ 0.66	(3.0)%	$ **1.73**	$ 1.85	(6.5)%
Diluted (Note 2)	$ **0.58**	$ 0.47	$ 0.59	(1.7)%	$ **1.58**	$ 1.66	(4.8)%

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET

(unaudited) ($ thousands)	As at July 31 2002	As at April 30 2002	As at October 31 2001	As at July 31 2001	% change from July 31 2001
Cash Resources					
Cash	$ **1,671**	$ 2,035	$ 1,945	$ 1,828	(8.6)%
Deposits with regulated financial institutions	**177,410**	173,252	190,978	195,473	(9.2)
Cheques and other items in transit, net	**49,997**	25,039	39,885	47,941	4.3
	229,078	200,326	232,808	245,242	(6.6)
Securities					
Issued or guaranteed by Canada	**139,287**	142,081	118,549	96,159	44.9
Issued or guaranteed by a province	**85,746**	86,421	117,034	153,235	(44.0)
Other securities	**80,412**	90,374	32,837	42,562	88.9
	305,445	318,876	268,420	291,956	4.6
Loans (net of allowance for credit losses)					
Securities purchased under resale agreements	**87,029**	53,499	75,000	62,999	38.1
Residential mortgages	**583,731**	564,096	552,585	523,333	11.5
Other	**2,417,517**	2,368,768	2,255,051	2,182,175	10.8
	3,088,277	2,986,363	2,882,636	2,768,507	11.6
Other					
Land, buildings and equipment	**14,279**	14,803	16,014	15,535	(8.1)
Other assets	**32,757**	33,247	39,690	35,727	(8.3)
	47,036	48,050	55,704	51,262	(8.2)
Total Assets	$ **3,669,836**	$ 3,553,615	$ 3,439,568	$ 3,356,967	9.3 %
Deposits					
Payable on demand	$ **98,579**	$ 94,500	$ 78,562	$ 71,086	38.7 %
Payable after notice	**410,724**	419,711	370,566	333,697	23.1
Payable on a fixed date	**2,773,622**	2,657,937	2,593,179	2,568,334	8.0
	3,282,925	3,172,148	3,042,307	2,973,117	10.4
Other					
Other liabilities	**54,465**	54,814	77,873	72,894	(25.3)
Subordinated Debentures					
Conventional (Note 4)	**8,126**	8,126	13,126	13,126	(38.1)
Convertible	**54,000**	54,000	54,000	54,000	0.0
	62,126	62,126	67,126	67,126	(7.4)
Shareholders' Equity					
Capital stock	**145,163**	144,904	143,942	143,816	0.9
Retained earnings	**125,157**	119,623	108,320	100,014	25.1
	270,320	264,527	252,262	243,830	10.9
Total Liabilities and Shareholders' Equity	$ **3,669,836**	$ 3,553,615	$ 3,439,568	$ 3,356,967	9.3 %

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited) ($ thousands)	For the nine months ended **July 31, 2002**	 July 31, 2001
Capital Stock		
Balance at beginning of period	$ **143,942**	$ 111,342
Common shares issued:		
Exercise of employee stock options	**1,221**	3,049
Proceeds of equity issue	**-**	29,425
Balance at end of period	**145,163**	143,816
Retained Earnings		
Balance at beginning of period	**108,320**	83,253
Net income for the period	**21,885**	21,839
Dividends	**(5,048)**	(4,273)
Share issue costs (2001 - net of income taxes of $534)	**-**	(805)
Balance at end of period	**125,157**	100,014
Total Shareholders' Equity	$ **270,320**	$ 243,830

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

•

CONSOLIDATED STATEMENT OF CASH FLOW

	For the three months ended		For the nine months ended	
(unaudited)	**July 31**	July 31	**July 31**	July 31
($ thousands)	**2002**	2001	**2002**	2001
Cash Flows Provided by (Used in) Operating Activities				
Net income	**$ 8,064**	$ 8,234	**$ 21,885**	$ 21,839
Adjustments to determine net cash flows:				
Provision for credit losses	**1,935**	1,524	**5,805**	4,572
Depreciation and amortization	**773**	800	**2,339**	2,504
Future income taxes, net	**(801)**	2,182	**(64)**	6,121
Gain on sale of securities, net	**(106)**	(811)	**(1,954)**	(1,586)
Accrued interest receivable and payable, net	**(2,307)**	1,366	**(10,161)**	(2,312)
Current income taxes payable, net	**2,199**	2,374	**(8,918)**	5,206
Other items, net	**1,045**	111	**2,739**	(3,175)
	10,802	15,780	**11,671**	33,169
Cash Flows Provided by (Used in) Financing Activities				
Deposits, net	**110,777**	152,241	**240,618**	245,308
Debenture redemption (Note 4)	**-**	-	**(5,000)**	-
Dividends	**(2,530)**	(2,250)	**(5,048)**	(4,273)
Common shares issued, net of issue costs	**259**	1,209	**1,221**	31,136
	108,506	151,200	**231,791**	272,171
Cash Flows (Used in) Provided by Investing Activities				
Loans, net	**(103,849)**	(90,955)	**(211,446)**	(212,988)
Interest bearing deposits with regulated financial institutions, net	**(28,667)**	(11,694)	**4,165**	(31,050)
Securities, net	**13,537**	(55,215)	**(35,071)**	(58,953)
Land, buildings and equipment, net	**(244)**	(1,554)	**(675)**	(3,092)
	(119,223)	(159,418)	**(243,027)**	(306,083)
Increase (Decrease) in Cash and Cash Equivalents	**85**	7,562	**435**	(743)
Cash and Cash Equivalents at Beginning of Period	**43,802**	39,715	**43,452**	48,020
Cash and Cash Equivalents at End of Period *	**$ 43,887**	$ 47,277	**$ 43,887**	$ 47,277
* **Represented by:**				
Cash resources per Consolidated Balance Sheet	**$ 229,078**	$ 245,242	**$ 229,078**	$ 245,242
Less interest bearing deposits with regulated financial institutions	**185,191**	197,965	**185,191**	197,965
Cash and Cash Equivalents at End of Period	**$ 43,887**	$ 47,277	**$ 43,887**	$ 47,277

Supplemental Disclosure of Cash Flow Information				
Amount of interest paid in the period	**$ 31,422**	$ 33,814	**$ 100,665**	$ 112,648
Amount of income taxes paid in the period	**$ 3,040**	$ 399	**$ 20,206**	$ 1,849

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

Notes To The Interim Consolidated Financial Statements

(unaudited)
($ thousands, except per share amounts)

1. **Basis of Presentation**
These interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada, using the same accounting policies as the Consolidated Financial Statements for the year ended October 31, 2001, except as explained in Note 2 below. These interim unaudited consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the Consolidated Financial Statements included in the Bank's 2001 Annual Report.

2. **Change in Accounting Policy – Earnings Per Share**
Effective November 1, 2001, the Bank adopted the treasury stock method of calculating diluted earnings per share as required by the Canadian Institute of Chartered Accountants' revised accounting standard. This method assumes that any proceeds from the exercise of in-the-money stock options would be used to purchase the Bank's common shares at the average market price during the period. Prior to November 1, 2001, the imputed earnings method of calculating diluted earnings per share was used which assumed that exercise proceeds were invested to earn a return.

   The new method was applied retroactively with restatement of prior periods. Under the previous method, diluted earnings per share were $0.01 higher in each of the comparative quarters and $0.05 higher for the year ended October 31, 2001.

3. **Income Taxes**
There are no unusual, non-cash tax items in the provision for income taxes in the first three quarters of 2002.

   In fiscal 2001, the provision included unusual, non-cash items representing the write-down of future income tax assets to reflect corporate income tax rate reductions enacted for accounting purposes. Write-downs were recorded in the first ($1,000) and third ($250) quarters of 2001 representing federal and provincial income tax rate reductions respectively. The Bank's future income tax asset position arises primarily from the general allowance for credit losses which is not allowed as a current deduction for tax purposes.

4. **Subordinated Debentures**
In the second quarter of 2002 a conventional debenture issued in the amount of $5,000 was redeemed by the Bank at face value plus accrued interest. In the third quarter of 2002 a conventional debenture issued in the amount of $3,126 was renegotiated to a ten year 6.85% debenture maturing June 30, 2012. Subsequent to the end of the third quarter a second $5,000 conventional debenture was redeemed at its face value.

5. **Outstanding Share Data**
As at July 31, 2002 the Bank had 12,655,372 common shares outstanding. In addition there were two outstanding debentures with a combined principal amount of $54,000 that are convertible into a total of 1,799,344 common shares and employee stock options that have been issued which are or will be exercisable into 1,132,565 common shares (1,171,849 authorized) for proceeds of $21,797. During 2002, 157,806 employee stock options were granted with an average exercise price of $26.85 per share.

6. **Comparative Figures**
Certain of the comparative figures have been reclassified to conform to the current period's presentation.

Shareholder Information

Head Office
Canadian Western Bank & Trust
Suite 2300, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbank.com

Subsidiary Regional Office
Canadian Western Trust Company
Suite 2200, 666 Burrard Street
Vancouver, BC V6C 2Y8
Telephone: (604) 685-2081
Fax: (604) 669-6069
Website: www.cwt.ca

Stock Exchange Listing
The Toronto Stock Exchange
Share Symbol: CWB
Convertible Debenture Symbol: CWB.DB.A

Transfer Agent and Registrar
Computershare Trust Company of Canada
Suite 970, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3N6
Telephone: (780) 448-7598
Fax: (780) 426-4032

Investor Relations
For further financial information call Jon W. Kieran at
Hume, Kieran Inc.
Telephone: (416) 868-1079
Fax: (416) 868-6198,
or visit our website at
www.cwbank.com/investor_info.

Online Investor Presentation
Supplemental financial information for investors and analysts is available on our website at www.cwbank.com/investor_info

Webcast
A live audio webcast and conference will take place on Friday, September 6, 2002 with Bank executives, analysts and investors.
The webcast will be archived on our website at www.cwbank.com/investor_info for sixty days. A replay of the conference call is available until September 20, 2002 by dialing toll-free 1-877-289-8525 and entering passcode 198380#.